Exhibit 99.3

Stantec
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
Holder Account Number
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Form of Proxy - Annual and Special Meeting to be held on May 15, 2014
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
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Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Tuesday, May 13, 2014.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
Go to the following web site: www.investorvote.com
Smartphone? Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
24FE14114_010MQA

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Appointment of Proxyholder
I/We, being shareholder(s) of Stantec Inc. (“Stantec”) hereby appoint: Aram H. Keith, Chair of Stantec Inc., or failing him, Robert J. Gomes, President and CEO of Stantec Inc.
Print the name of the person you are appointing if this person is someone OR other than the foregoing.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the “Meeting”) of shareholders of Stantec Inc. to be held at the MacEwan University, CN Theatre, Room 5-142, 10500 - 104 Avenue, Edmonton, AB on May 15, 2014 at 10:30 AM (Mountain Daylight Time) and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Election of Directors For Withhold For Withhold For Withhold
01. Douglas K. Ammerman ☐ ☐
02. David L. Emerson, PC ☐ ☐
03. Delores M. Etter ☐ ☐ Fold
04. Anthony P. Franceschini ☐ ☐
05. Robert J. Gomes ☐ ☐
06. Susan E. Hartman ☐ ☐
07. Aram H. Keith ☐ ☐
08. Donald J. Lowry ☐ ☐
09. Ivor M. Ruste ☐ ☐ For Withhold
2. Appointment of Auditors
The reappointment of Ernst & Young, Chartered Accountants, as Stantec’s auditor and authorizing the directors to fix the auditor’s remuneration. ☐ ☐ For Against
3. Rescindment and Approval of Bylaws ☐ ☐
Resolved, as further disclosed in Stantec’s information circular delivered in advance of the Meeting, that the shareholders approve the rescindment of
Bylaw No. 1 and adoption of Bylaw No. 2. For Against
4. Approval of LTI Plan and Ratification of Awards ☐ ☐
Resolved, as further disclosed in Stantec’s information circular delivered in advance of the Meeting, that the long-term incentive plan be approved and the grant of certain awards made under that plan be ratified. For Against
5. Non-binding Advisory Vote on Executive Compensation ☐ ☐ Fold
Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Stantec’s information circular delivered in advance of the Meeting.
Authorized Signature(s) - This section must be completed for your
Signature(s) Date
instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended
DD / MM / YY
by Management.
Interim Financial Statements - Mark this box if you would like
Financial Review - Mark this box if you would NOT like to receive to receive interim financial statements and accompanying the Annual Financial Statements and accompanying Management’s
Management’s Discussion and Analysis by mail.
Discussion and Analysis by mail.
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
SEKQ
048814
AR2
24FE14114_010MRC
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